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Telephone 0207 528 6362
Date 0207 528 6226

Monday, 1 April 2002

02 APR 16 AM 11:50

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

02028440

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Appointment of non-executive director*

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully,

Peter Horsman

P N Horsman
Investor Relations Manager

Enc

7

Appointment of new Non-Executive Director

Legal & General Group today announces that Sir David Walker has been appointed a Non-Executive Director of the Group with effect from 1 March 2002.

Sir David was, until recently, Executive Chairman and is now Senior Adviser to Morgan Stanley International. He is also Chairman of the London Investment Bank Association.

Sir David, 62, was previously an Executive Director of the Bank of England, Chairman of the Securities & Investments Board, and a Deputy Chairman of Lloyds Bank. He has also held a number of Non-Executive appointments.